Item Banc, Inc.

Name of Corporation

7. I, Darrell Thomas Johnson, Jr. _____ an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, related to the articles of incorporation.

Date: 06/04/2018 _____

Name of Corporation:

Item Banc, Inc.

Darrell Thomas Johnson, Jr.
Signature

Darrell Thomas Johnson, Jr.
Type or Print Name

68 Burt's Crossing Dr

(Street Address)

Dawsonville, Georgia 30534

(City, State, Zip Code)

404-396-6759

(Telephone Number)

> Item Banc, Inc.

Name of Corporation

5. The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

6. The name, address and signature of each incorporator is as follows (only one incorporator is required):

a.

Virginia Buchanan Robertson
_____
(Name)
68 Burt's Crossing Drive

_____
(Address)
Dawsonville, Georgia 30534
_____
(City, State, Zip Code)
Virginia B. Robertson
_____
(Signature)

b.

_____
(Name)

_____
(Address)

_____
(City, State, Zip Code)

_____
(Signature)

c.

_____
(Name)

_____
(Address)

_____
(City, State, Zip Code)

_____
(Signature)

Filing ID: 180604-1607572

Filing Date: 06/04/2018

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

1. The name of the proposed corporation is:

   Item Banc, Inc.

2. The initial registered office of the corporation is:

   201 Main St Unit B
   (Street Address)

   Hardeeville, South Carolina 29927
   (City, State, Zip Code)

   And the initial registered agent at such address is:

   Virginia Robertson
   (Name)

   I hereby consent to the appointment as registered agent of the corporation

   ____
   (Agent's Signature)

3. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

   a. ☐ The corporation is authorized to issue a single class of shares, the total number of shares authorized is ______________.

   b. ☒ The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized Number of Each Class
Preferred	10,000,000
Common	50,000,000

   The relative right, preference, and limitations of the shares of each class, and of each series within a class, are as follows:

4. The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) of its incorporation is

   ____

Business Name: _____

Signature Page for a Secretary of State Business Filing

This page must be completed, scanned, and attached to any business filing where one of the following is true.

- The filing party signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)

Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position
Name	Date
Signature	Title / Position

Attorney Signature

Required for forms that implicitly state that an attorney must sign. (Articles of Incorporation for Corporation, Nonprofit Corporation, and Benefit Corporation)

I, _Darrell Thomas Johnson, Jr._ an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, related to the articles of incorporation.

_____   6|4|18
Attorney Signature   Date

Scan and Upload this document to the Business Filing System during the filing process. File must be in PDF Format.